SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)

(Amendment No. 6)*

LendingClub Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

52603A109
(CUSIP Number)

Jason W. Soncini, Esq
Deputy General Counsel
c/o Shanda Investment Management
2735 Sand Hill Road, #140
Menlo Park, CA 94025, United States
650-656-9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52603A109	13D

1		NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,814,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,814,405
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,814,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (1)
14		TYPE OF REPORTING PERSON IN

(1)	Calculated based on 417,579,735 shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2018.

CUSIP No. 52603A109	13D

1		NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,814,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,814,405
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,814,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4% (1)
14		TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 417,579,735 shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2018.

CUSIP No. 52603A109	13D

1		NAME OF REPORTING PERSONS Shanda Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,814,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,814,405
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,814,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4% (1)
14		TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 417,579,735 shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2018.

CUSIP No. 52603A109	13D

1		NAME OF REPORTING PERSONS Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,814,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,814,405
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,814,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4% (1)
14		TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 417,579,735 shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2018.

CUSIP No. 52603A109	13D

1		NAME OF REPORTING PERSONS Shanda Group USA Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,814,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,814,405
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,814,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4% (1)
14		TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 417,579,735 shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2018.

CUSIP No. 52603A109	13D

1		NAME OF REPORTING PERSONS Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,814,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,814,405
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,814,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4% (1)
14		TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 417,579,735 shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2018.

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the Reporting Persons on May 23, 2016 (the “Original Schedule 13D”), as amended by that Amendment No. 1 filed by the Reporting Persons on June 20, 2016 (“Amendment No. 1”), that Amendment No. 2 filed by the Reporting Persons on December 11, 2017 (“Amendment No. 2”), that Amendment No. 3 filed by the Reporting Persons on December 12, 2017 (“Amendment No. 3”), that Amendment No. 4 filed by the Reporting Persons on December 13, 2017 (“Amendment No. 4”) and that Amendment No. 5 filed by the Reporting Persons on December 14, 2017 (“Amendment No. 5” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 6 and the Original Schedule 13D, the “Schedule 13D”).

Item 2.          Identity and Background

Item 2 is hereby amended and restated as follows:

This Schedule 13D is jointly filed on behalf of Tianqiao Chen (“Mr. Chen”), Shanda Media Limited, Shanda Investment Group Limited (f/k/a Premium Lead Company Limited), Shanda Technology Overseas Capital Company Limited, Shanda Group USA Limited and Shanda Asset Management Holdings Limited (collectively, the “Reporting Persons” and each a “Reporting Person”). Mr. Chen is a citizen of the People’s Republic of China who holds 100% of the outstanding and issued shares of Shanda Media Limited. Shanda Media Limited owns 70% of all outstanding and issued shares of Shanda Investment Group Limited, which is the sole shareholder of Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited owns 100% of the outstanding and issued shares of Shanda Group USA Limited, which is the sole shareholder of Shanda Asset Management Holdings Limited. Shanda Asset Management Holdings Limited directly holds the Shares (as defined below).

The principal business address of Mr. Chen is 2735 Sand Hill Road, #140, Menlo Park, CA 94025, United States. The principal business address of Shanda Media Limited is Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands. The principal business address of Shanda Investment Group Limited is Woodbourne Hall, P.O. Box 916, Road Town, Tortola, British Virgin Islands. The principal business address of Shanda Technology Overseas Capital Company Limited is Cricket Square, Hutchins Drive, P.O. Box 2681,Grand Cayman, KY1-1111,Cayman Islands. The principal business address of each of Shanda Group USA Limited and Shanda Asset Management Holdings Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. Mr. Chen currently serves as the Chairman and Chief Executive Office of Shanda Group, a private investment group. Each of the other Reporting Persons is a private investment holding company affiliated with Shanda Group. Shanda Technology Overseas Capital Company Limited is incorporated under the laws of the Cayman Islands. Each of Shanda Media Limited, Shanda Investment Group Limited, Shanda Group USA Limited and Shanda Asset Management Holdings Limited is incorporated under the laws of the British Virgin Islands.

The name, business address, present principal occupation and citizenship of each director and executive officer of each of the Reporting Persons (other than Mr. Chen) is set forth on Schedule A.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price for the 97,814,405 shares of Common Stock (the “Shares”) beneficially owned by the Reporting Persons was approximately $433,225,750 inclusive of (i) commissions paid and (ii) with respect to Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options) less the premiums received for put options (to the extent such options were put options). Such purchase price was funded through internally generated funds of the Reporting Persons.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a), (b)

Shanda Asset Management Holdings Limited holds 97,814,405 shares of Common Stock, representing approximately 23.4% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 417,579,735 shares of Common Stock outstanding as of February 16, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed on February 22, 2018.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Investment Group Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Investment Group Limited. Shanda Investment Group Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of Shanda Group USA Limited may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Group USA Limited. Shanda Group USA Limited, through its ownership of Shanda Asset Management Holdings Limited, may be deemed to share voting and dispositive power over the Shares directly held by Shanda Asset Management Holdings Limited.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A owns beneficially any Common Stock of the Issuer.

(c)          Exhibit 7 sets forth information with respect to each purchase and sale of securities effectuated by Shanda Asset Management Holdings Limited during the past 60 days, inclusive of any transactions effected through 4:00 pm, New York City time, on March 2, 2018. Unless otherwise indicated, all transactions were effectuated in the open market through a broker. Other than as set forth on Exhibit 7, there were no other transactions by the Reporting Persons during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 7.          Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibit:

Exhibit 7 – Transactions in the Securities of the Issuer during the Past 60 Days

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

March 5, 2018

TIANQIAO CHEN

/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA GROUP USA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON (OTHER THAN MR. CHEN)
The name, business address, citizenship, present principal occupation of each of the directors of each Reporting Person (other than Mr. Chen), are set forth in the tables below. The business address of each director is located at 2735 Sand Hill Road, #140, Menlo Park, CA 94025, United States. Each occupation set forth opposite an individual’s name in the following tables refers to employment with Shanda Group. None of the Reporting Persons has any executive officers.
SHANDA MEDIA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
SHANDA INVESTMENT GROUP LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Chrissy Qian Qian Luo, Singapore	Vice Chairman
SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
SHANDA GROUP USA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer